DSM Press Release SUPPL

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

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09045438

06E

Heerlen (NL), 6 February 2009

DSM celebrates twenty years as a listed company

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, announces that today exactly twenty years ago the company was first listed on Euronext Amsterdam. To celebrate this anniversary Feike Sijbesma, Chairman of the DSM Managing Board, earlier today rang the opening bell on Euronext Amsterdam.

"*In the past twenty years as a listed company, DSM has undergone a significant transformation from a predominantly petrochemical company to a Life Sciences and Materials Sciences company. Throughout this transformation we provided sustainable value for all our stakeholders and we will continue to do so as we continue to execute our strategy*", Sijbesma said.

Note: a picture of Mr. Feike Sijbesma opening the trading day on Euronext Amsterdam will be available on DSM's corporate website: www.dsm.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Herman Betten
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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